China Dongsheng International Inc.

4005 West Reno Ave, Ste F

Las Vegas, NV 89118

May 31, 2024

VIA EDGAR

Securities and Exchange Commission

Attn: Michael Purcell

100 F Street, N.E.

Washington, D.C. 20549

Re:	China Dongsheng International, Inc.
Registration Statement on Form 10-12G
File No. 000-26598

Dear Mr. Purcell:

Please be advised that China Dongsheng International, Inc. (the “Company”) hereby respectfully requests withdrawal of the above-mentioned Registration Statement pursuant to Rule 477 promulgated by the Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended (the “Act”). The Registration Statement was originally filed on April 3, 2024.

The Company needs additional time to revise the Registration Statement and accompanying financial statements to comply with the SEC’s most recently issued comments. Accordingly, the Company respectfully requests that the SEC grant an order permitting withdrawal of the Registration Statement and declare the withdrawal effective as soon as feasibly possible.

Sincerely,
/s/ Craig S. Alford
Craig S. Alford Chief Executive Officer